HG Sply 4, LLC

Financial Statements and Report

December 26, 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
HG Sply 4, LLC

We have reviewed the accompanying financial statements of HG Sply 4, LLC (the Company), which comprise the balance sheet as of December 26, 2023, and the related statements of income, members' equity, and cash flows for the period (since inception on august 21, 2023) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of HG Sply 4, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, certain conditions raise an uncertainty about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
January 5, 2024

HG Sply 4, LLC
Balance Sheet
As of December 26, 2023

	Note	2023
Assets		
Current Assets		
Cash and cash equivalents	1.f	$ 64
Total Current Assets		64
Noncurrent Assets		
Leasehold improvements	1.g	157,512
Security deposits		40,000
Total Noncurrent Assets		197,512
Total Assets		197,576
Liabilities & Members' Equity		
Liabilities		
Current Liabilities		
Trade accounts payable		84,362
Interest payable		1,856
Total Current Liabilities		86,218
Noncurrent Liabilities		
Related party debt, noncurrent	2	115,310
Total Noncurrent Liabilities		115,310
Total Liabilities		201,528
Members' Equity		(3,952)
Total Liabilities & Members' Equity		$ 197,576

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


HG Sply 4, LLC

Statement of Income

For the period (since inception on August 21, 2023) ended December 26, 2023


Operating Expenses		
Pre-opening expenses	$	2,096
Interest expense		(1,856)
Net Income (Loss)	$	(3,952)

HG Sply 4, LLC
Statement of Members' Equity
For the period (since inception on August 21, 2023) ended December 26, 2023

	Total Members' Equity
Balance at August 21, 2023	$ -
Net income allocation	(3,952)
Balance at December 26, 2023	$ (3,952)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HG Sply 4, LLC
Statement of Cash Flows
For the period (since inception on August 21, 2023) ended December 26, 2023

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(3,952)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Security deposits		(40,000)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		86,218
Net Cash Provided by (Used in) Operating Activities		42,266
Cash Flows from Investing Activities		
Purchase of leasehold improvements		(157,512)
Net Cash Provided by (Used in) Investing Activities		(157,512)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		115,310
Net Cash Provided by (Used in) Financing Activities		115,310
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		64
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Period	$	64

Notes to the Financial Statements

HG Sply 4, LLC
Notes to the Financial Statements
For the period (since inception on August 21, 2023) ended December 26, 2023

1. Summary of significant accounting policies

a. Nature of operations

HG Sply 4, LLC (the Company) is the 4th location of the HG Sply Co. brand. The Company was formed in the State of Texas as a Limited Liability Company on August 21, 2023. The Company submitted plans for construction permit to the city of Fort Worth on December 21st, 2023 and signed a long-term lease to occupy 3351 Texas Sage Trail, Fort Worth, TX 76177 on December 28th, 2023.

The Company targets to complete construction and to open and operate as HG Sply Co. beginning in the 4th quarter of 2024. The company does not anticipate generating revenue prior to opening day.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The Company's fiscal year consists of 13 four week periods and the accompanying financial statements are for the period since inception on August 21, 2023 through the year end date of December 26, 2023.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HG Sply 4, LLC
Notes to the Financial Statements
For the period (since inception on August 21, 2023) ended December 26, 2023

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities that required fair value measurements as of December 31, 2023.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 the Company's cash consisted of deposits held in business checking accounts.

g. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The LLC considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

h. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

Amounts due to related parties are as follows:

UNCO Investments	$	69,000
UNCO Management		6,760
UNCO Ultimate Holdings		100
Loan from owner		39,600
Total Due to related parties	$	115,460

The terms of the related party loans are uniform across all parties: Interest only payments calculated at the Wall Street Journal Prime Rate due monthly at the end of each month beginning January 31, 2024 with the principal balance maturing on December 31, 2024. The related party relationships to the Company are as follows:

- UNCO Ultimate Holdings owns 100% of HG Sply 4, LLC
- UNCO Management is a wholly owned subsidiary of UNCO Ultimate Holdings
- UNCO Investments is wholly owned by the two sole owners of UNCO Ultimate Holdings
- Owner refers to one of the two individuals who owns UNCO Ultimate Holdings, LLC sole

Principal repayments on long-term debt over the next five years are as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

2023		-
2024	$	115,460
2025		-
2026		-
2027		-
Subsequent		-
Total	$	115,460

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 26, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company has sustained net operating losses since its inception and relied on owner financing to fund operations. The Company also plans to raise funds through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans.

5. Subsequent events

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HG Sply 4, LLC

Notes to the Financial Statements

For the period (since inception on August 21, 2023) ended December 26, 2023

The Company signed a long-term lease with a Real Estate Investment Trust on December 28, 2023. Upon signing the lease, the company was reimbursed the $40,000 security deposit and received an additional $90,950 in reimbursements for design and closing costs incurred during diligence. These funds were used to reduce intercompany balances and retained for future rent payments.

The Company's lease is structured as a reverse built-to-suit. Under the lease the landlord charges the Company, as tenant, annual rent calculated as the total purchase price of the property plus construction disbursements for renovations provided by landlord to tenant multiplied by 8.25%.

Based on the purchase price of the property plus an initial construction disbursement, annual rent as of January 1, 2024, is $277.691 (or $23,141 / month). This rental rate will remain in place for several months, likely at least until the Company's construction permits are approved by the City of Fort Worth and construction has commenced, after which the Company can make additional draws from landlord.

The Company has the ability to draw an additional $2,027,241 from landlord, which would increase the Company's annual rent by $8.25 for every $100 disbursed by landlord. While the Company has the right to draw the full $2,027,241, the Company may choose not to do so.

The lease has a fifteen (15) year initial term, expiring on December 31, 2038, with two (2) additional renewal options of ten (10) years each.

The rent under the lease increases by 10% every five (5) years, including during any renewal term.

The lease is an absolute triple net lease in which the Company, as tenant, is required to cover all operating costs, including building maintenance, property taxes, and insurance.

The chart below details the Company's annual rental rate for the initial term under two scenarios: (i) the Company doesn't request any additional construction draws from Landlord, and (ii) the Company draws the entire amount allowed from Landlord:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Lease Years	Annual Rent (No Draws)		Annual Rent (Fully Drawn)	
1-5	$	277,691	$	444,938
6-10		305,460		489,432
11-15		336,006		538,375
16-20		369,607		592,213
21-25		406,567		651,434
26-30		447,224		716,578
31-35	$	491,946	$	788,235

Management evaluated all activity of the Company through January 5, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.